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SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 1 8 2005

DIVISION OF MARKET REGULATION

8-48068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING _12/31/04____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Continental Equities, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East Broad Street
                              (No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Heilman II   **(614) 221-1800**

                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                              (Name - if individual, state last, first, middle name)

155 East Broad Street	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

SEC 1410 (3-91)

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Continental Equities, Inc. for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   Date

Thomas P. Heilman II January 31, 2005

President
Title

Notary

ESTHER E. BISARO
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 03-04-07

CONTINENTAL EQUITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte Tax LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Continental Equities, Inc.

We have audited the accompanying statement of financial condition of Continental Equities, Inc. (the "Company") as of December 31, 2004, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Continental Equities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2005

Member of
Deloitte Touche Tohmatsu

CONTINENTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 49,846
FIXED ASSETS (Net of accumulated depreciation of $15,490)	593
TOTAL ASSETS	$ 50,439

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$ 813
STOCKHOLDERS' EQUITY:	
Common stock—no par value, 850 shares authorized, 200 shares outstanding	35,000
Retained earnings	14,626
Total stockholders' equity	49,626
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 50,439

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

OTHER INCOME—	
Regulatory fee refund	$ 100
Total other income	100
EXPENSES:	
Accounting	9,325
License and other	6,588
Legal	1,019
Outside office services	700
Depreciation	1,258
Other operating	834
Total expenses	19,724
NET LOSS	$ (19,624)

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (19,624)
Adjustments to reconcile net loss to net cash used by operating activities—	
Depreciation	1,258
Change in accounts payable	813
Net cash used in operating activities	(17,553)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of property	382
Cash provided by investing activities	382
NET DECREASE IN CASH	(17,171)
CASH AND EQUIVALENTS—Beginning of year	67,017
CASH AND EQUIVALENTS—End of year	$ 49,846

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE—January 1, 2004	$ 35,000	$ 34,250	$ 69,250
Net loss		(19,624)	(19,624)
BALANCE—December 31, 2004	$ 35,000	$ 14,626	$ 49,626

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. **SIGNIFICANT ACCOUNTING POLICIES**

   Continental Equities (the "Company") was incorporated on March 31, 1994 under the laws of the State of Ohio to engage primarily in brokerage and investment advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

   Cash—Cash includes cash on deposit held at one banking institution.

   Fixed Assets—Fixed assets, including computer equipment and furniture and fixtures, are being depreciated using the double-declining balance method over five and seven years, respectively.

   Revenue Recognition—The Company recognizes syndication commissions upon the successful completion of an offering. No offerings were completed during 2004.

   Income Taxes—The Company has elected to be treated as an S-Corporation for Federal and state income tax purposes. Accordingly, the Company is not required to pay income taxes and the Company's stockholders will include their respective share of the Company's taxable income in their individual tax returns.

   Commission Expenses—The Company recognizes commission expenses as services are performed under the contract.

   Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the Company's ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Company had net capital of $49,033 which was $44,033 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was .0165 to 1.

   * * * * * *

SUPPLEMENTAL SCHEDULES

CONTINENTAL EQUITIES, INC.

SCHEDULE 1

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2004**

STOCKHOLDERS' EQUITY	$ 49,626
NON-ALLOWABLE ASSETS—	
Fixed assets	(593)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS	49,033
HAIRCUT ON SECURITIES—	
NET CAPITAL	$ 49,033
SCHEDULE OF AGGREGATE INDEBTEDNESS—	
Total liabilities	$ 813
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness)	$ 54
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 44,033
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0165 to 1

There are no material differences between the amounts shown above and those reported in the
Company's unaudited Focus Report as of December 31, 2004. Therefore, no reconciliation is required.

CONTINENTAL EQUITIES, INC.
SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2004

As Continental Equities, Inc. does not hold funds or securities for, or owe money or securities to customers, an exemption under Section (k)(2)(i) is claimed.

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

January 27, 2005

Board of Directors
Continental Equities, Inc.

In planning and performing our audit of the financial statements of Continental Equities, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated January 27, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Continental Equities, Inc.

SEC ID# 8-48068

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2004, Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT